Filed Pursuant to Rule 433

Dated as of August 3, 2016

Registration Statement No. 333- 202011

Term Sheet to Preliminary

Prospectus Supplement dated August 3, 2016

Pricing Term Sheet

Owens Corning

$400,000,000

3.400% Senior Notes due 2026

This term sheet to the preliminary prospectus supplement dated August 3, 2016 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Owens Corning

Expected Ratings (Moody’s / S&P / Fitch):*	Ba1 / BBB / BBB-

Security:	3.400% Senior Notes due 2026

Principal Amount:	$400,000,000

Trade Date:	August 3, 2016

Settlement Date:	August 8, 2016 (T+3)

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2017

Maturity Date:	August 15, 2026

Coupon:	3.400%

Public Offering Price:	99.587%

Benchmark Treasury:	1.625% due May 15, 2026

Benchmark Treasury Price / Yield:	100-22 / 1.549%

Spread to Benchmark Treasury:	+190 basis points

Yield to Maturity:	3.449%

Optional Redemption:	Prior to May 15, 2026 (three months prior to their maturity), greater of par and a make whole at Treasury plus 30 basis points, plus accrued and unpaid interest to the date of redemption. On or after May 15, 2026 (three months prior to their maturity), par plus accrued and unpaid interest to the date of redemption.

CUSIP / ISIN:	690742 AF8 / US690742AF87

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Wells Fargo Securities, LLC Goldman, Sachs & Co.

Senior Co-Managers:	J.P. Morgan Securities LLC PNC Capital Markets LLC Scotia Capital (USA) Inc.

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BNP Paribas Securities Corp.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

Loop Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Conflicts of Interest:	The net proceeds of this offering will be used for general corporate purposes, including to exercise the make-whole call to redeem all of Owens Corning’s outstanding 6.50% senior notes due December 1, 2016 and to repay outstanding debt, including but not limited to a portion of the borrowings under Owens Corning’s securitization facility. Certain affiliates of the underwriters hold some of our 2016 Notes, participate in Owens Corning’s securitization facility, and are lenders under Owens Corning’s credit agreement and incremental term loan, and may receive some of the net proceeds from this offering. In the event that any of the underwriters, together with their respective affiliates, receive at least 5% of the net proceeds of this offering, such underwriters will be deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. However, in accordance with FINRA Rule 5121, no “qualified independent underwriter” is required because the notes are investment grade-rated by one or more nationally recognized statistical rating agencies.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, or Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free 1-800-645-3751.